     Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Year ended December 31,										Nine months ended September 30,
	2004		2005		2006		2007		2008(1)		2008		2009

Earnings
Net income after non-controlling interest	$691,731		$566,616		$302,824		$63,543		$(469,455)		$181,418		$98,616
Add: income tax expense (recovery)	33,464		(2,787)		8,811		(3,192)		(56,176)		(35,022)		12,174
Add: non-controlling interest expense (recovery)	2,268		13,475		6,759		8,903		9,561		51,587		33,902
Add: loss (income) from equity investees	(13,082)		(11,897)		(6,099)		12,404		36,085		10,780		(29,857)
Add: fixed charges	231,904		196,730		148,228		496,456		1,070,222		276,867		152,970
Add: amortization of capitalized interest	1,723		1,370		1,429		2,028		2,692		1,970		2,650
Add: dividends from equity investees	12,576		9,227		6,585		661		1,690		347		2,943
Less: interest capitalized	(9,875)		(16,638)		(15,887)		(34,996)		(32,479)		(29,754)		(12,778)

Earnings	$950,709		$756,096		$452,650		$545,807		$562,140		$458,193		$260,620

Fixed Charges
Interest expensed	$180,778		$142,048		$100,089		$422,433		$994,966		$215,139		$111,505
Interest capitalized	9,875		16,638		15,887		34,996		32,479		29,754		12,778
Estimated interest expense in time charter hire expense	41,251		38,044		32,252		39,027		42,777		31,974		28,687

Fixed Charges	$231,904		$196,730		$148,228		$496,456		$1,070,222		$276,867		$152,970

Ratios	4.1	x	3.8	x	3.1	x	1.1	x	<1.0	x	1.7	x	1.7	x

(1)	For the year ended December 31, 2008, the ratio of earnings to fixed charges was less than 1.0x. The amount of the deficiency was $508.1 million.